April 13, 2010

VIA EDGAR and Federal Express

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC.  20549

Re:            Viacom Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 11, 2010
File No. 1-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 31, 2010 concerning our Form 10-K for the fiscal year ended December 31, 2009.  For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as our “2009 Form 10-K”.  References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.  For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 57

Goodwill, page 62

1.
We note that goodwill represents 52% or more of your assets as of December 31, 2009 and that 64% of the goodwill is attributed to the MTVN reporting unit.  In light of the significance of the goodwill, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

the percentage by which fair value exceeded carrying value as of the most recent step-one test for this reporting unit.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  Please provide us your proposed disclosures.

In response to the Staff's comment, we respectfully note the following disclosure included within the fair value measurements critical accounting policy in our 2009 Form 10-K:

"…. a hypothetical 20% reduction in the estimated fair value in each of our reporting units would not result in an impairment condition."

Furthermore, in the case of MTVN specifically, the reporting unit to which 64% of our overall goodwill is attributed, the reporting unit’s fair value exceeds its carrying value inclusive of goodwill by well in excess of 100%.

Accordingly, we respectfully submit that we believe our existing disclosure provides the reader with sufficient information to indicate the degree to which our reporting units were at risk of failing step one of the goodwill impairment test.

Note 14. Income tax, page 102

2.
We refer to your Effective Tax Rate table.  Since the amount in the line item “all other, net” appears to be material to your overall effective tax rate for continuing operations, please tell us and disclose what is included in that line item.

We respectfully note that our effective tax rate table was prepared in accordance with the guidance set forth in SEC Regulation S-X, Rule 4-08(h)(2), which states that reconciling items between the amount of reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before tax by the applicable statutory Federal income tax rate that are individually less than five percent of such computed amount may be aggregated in the effective tax rate table. As shown below, none of the individual items which comprise our “all other, net” line item exceeded five percent of such computed amount.

As a United States based multinational company, our applicable statutory Federal income tax rate is 35%. Therefore, reconciling items between the statutory Federal income tax rate of 35% and our effective tax rate that are more than 1.75% (i.e., five percent of our applicable statutory Federal income tax rate of 35%) are required to be separately disclosed in the effective tax rate reconciliation. While the “all other, net” line item in our effective tax rate table represents more than five percent of the statutory Federal income tax rate in the aggregate (i.e., 3.30% is greater than 1.75%), none of the individual items included in the “all other, net” line item represent more than five percent of the statutory Federal income tax rate (i.e., all individual items have an impact of less than 1.75% on the statutory Federal income tax rate) as presented below:

Description	Effective tax rate impact
Non-deductible impairment charge	1.00%
Federal, State and local income tax reserves and interest	0.77%
Equity-based compensation	0.72%
Non-deductible expenses and losses	0.38%
Various other	0.43%

All other, net	3.30%

In light of the information enumerated above, we respectfully submit that the existing disclosures included in our 2009 Form 10-K are compliant with U.S. Generally Accepted Accounting Principles and the rules and regulations promulgated by the SEC.

Schedule II – Valuation and Qualifying Accounts, page 119

3.
We note that your sales returns and allowance recognized, deducted, and end of period balance appear to be significantly lower than prior year.  We also note that in your response to the staff dated July 7, 2009, you state, “In future filings, we will include a discussion of changes in estimated returns recognized in accordance with SFAS 48, if material, in accordance with the guidance in Question 1 of SAB Topic 13B”.  However, although you discussed your general policy and assumptions used, your current filing does not appear to have a discussion of specific changes in estimated returns and allowances from prior year.  Please tell us and disclose in future filings the specific reasons for the significant changes in your estimated returns and allowances from 2008 to 2009.  Addressing all the factors discussed in Questions 1 of SAB Topic 13B and ASC 605-15-25-3, tell us why you continue to believe that you are able to make reasonable and reliable estimates of your sales returns and allowances.

The reduction in our sales returns and allowances recognized, deducted and end of period balance principally results from a reduction in our film slate.  We released 18 home entertainment titles in 2009 versus 27 in 2008.  The reduction in our film slate resulted in lower gross revenues, as well as a corresponding reduction in the provision recognized for sales returns and allowances and actual returns deducted from the reserve.  The 2009 provision for sales returns and allowances was also affected by a planned reduction in the initial shipments upon the release of a home entertainment title.  Historically, our shipping strategy has focused on attracting premium display space and maximizing in-store awareness of our titles across a broad spectrum of retailers.  In the current year, we reduced the volume of initial shipments in order to increase the efficiency of our inventory management, thereby reducing our shipping and returns processing costs.  However, irrespective of shipment strategy, any quantities in excess of forecasted sell-through are reserved as a component of sales returns and allowances. Therefore, although the change in initial shipping strategy did serve to reduce 2009 gross revenues and the current year provision for sales returns and allowances, it did not impact the amount or timing of revenues or operating income reported, and accordingly was not a driver of our 2009 results of operations.

In our 2009 Form 10-K, we separately disclosed home entertainment revenues as a component of Filmed Entertainment revenues.  We also discussed the factors which resulted in the 8% reduction in home entertainment revenues in 2009 versus 2008.  We did not disclose the changes in our home entertainment initial shipment strategy as it did not impact reported revenues or revenue trends; nor is it expected to have any impact on revenues which will be recognized in future periods.  Accordingly, we believe we have provided investors with the relevant information needed to understand the factors that reduced our home entertainment revenue in accordance with the guidance in Question 1 of SAB Topic 13B.

Furthermore, we continue to believe that we are able to make reasonable and reliable estimates of our sales returns and allowances in consideration of the following factors:

▪
We have a long established history of producing and distributing films in the home entertainment market. This extensive experience has enabled us to develop and maintain significant empirical data surrounding the performance of films throughout their distribution windows, including home entertainment. Our methodology for estimating returns, including the qualitative and quantitative evidence considered, are described in detail in our critical accounting policy on sales returns, allowances and uncollectible accounts in our 2009 Form 10-K.

▪
Home entertainment product has a relatively short return period, with the vast majority of product returns received within 6-10 months of a title’s initial release.  Thus, the product is not susceptible to technological obsolescence over the period of forecasted demand.

▪
Theatrical box office performance prior to a title’s home video release and point of sale data post release of a title are effective tools, among others, to reliably forecast consumer demand for the product across the large volume of relatively homogeneous transactions.

In support of the above, we further note that our reported revenues have not been materially impacted by increases or decreases to the established provision for returns outside of the period in which the home entertainment revenue was recorded.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling at (212) 848-7325, as he is coordinating the Company’s response.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Deputy Controller
Viacom Inc.
cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.
James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
William Coburn, PricewaterhouseCoopers, LLP
Rudy Licciardi, PricewaterhouseCoopers, LLP